SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.        )*

INSIGHT HEALTH SERVICES HOLDINGS CORP.

(Name of Issuer)

Common Stock,

par value $0.001 per share

(Title of Class of Securities)

45766Q AE 1

(CUSIP Number)

September 21, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

COMMON STOCK

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Morgan Keegan Select Fund, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Pow 1,223,200
(6) Shared Voting Power None
(7) Sole Dispositive Power 1,223,200
(8) Shared Dispositive Power None

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,223,200
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9) 14.2%
(12)	Type of Reporting Person (See Instructions) IV

Item 1.	(a)	Name Of Issuer:

Insight Health Services Holdings Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

26250 Enterprise Court, Suite 100 Lake Forest, CA 92630

Item 2.	(a)	Name of Person Filing:

Morgan Keegan Select Fund, Inc.

	(b)	Address of Principal Business Office or, if none, Residence:

50 North Front Street Memphis, TN 38103

	(c)	Citizenship:

Tennessee

	(d)	Title of Class of Securities:

Common stock, par value $0.001 per share

	(e)	CUSIP Number:

45766Q AE 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act

	(d)	☒ Investment company registered under Section 8 of the Investment Company Act

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership

Common Stock

	(a)	Amount Beneficially Owned: 1,223,200 shares

	(b)	Percent of Class: 14.2%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: 1,223,200

		(ii)	Shared power to vote or direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 1,223,200

		(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Fund Name	Shares Owned
Regions Morgan Keegan Select High Income Fund, a series of Morgan Keegan Select Fund, Inc.	451,000
RMK Advantage Income Fund, Inc.	202,200
RMK High Income Fund, Inc.	160,000
RMK Multi-Sector High Income Fund, Inc.	221,000
RMK Strategic Income Fund, Inc.	189,000

Total	1,223,200

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2007	/s/ J. Thompson Weller
J. Thompson Weller